March 3, 2023

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Gabriel Eckstein

Re:	Japan International Cooperation Agency
Pre-Effective Amendment No. 1 to Registration Statement under Schedule B
Filed February 21, 2022
File No. 333-268943 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Japan International Cooperation Agency and the Government of Japan (collectively, the “Registrants”), in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests acceleration of effectiveness of the Registration Statement to March 7, 2023 at 4:00 p.m., or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In requesting acceleration of effectiveness of the registration statement, the Registrants acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Gabriel Eckstein

Securities and Exchange Commission

Sincerely yours,
/s/ Jesse S. Gillespie
Jesse S. Gillespie

cc:	HIRATA Hitoshi
(Japan International Cooperation Agency)

MINOWA Tetsuharu
(Ministry of Finance, Government of Japan)

Bryce W. Gray
(Morrison & Foerster LLP)